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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Wiederhorn,                          Andrew               A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

1410 SW Jefferson Street
--------------------------------------------------------------------------------
                                    (Street)

Portland                            Oregon               97201
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

================================================================================
2.   Issuer Name and Ticker or Trading Symbol

Fog Cutter Capital Group Inc. (FCCG)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

--------------------------------------------------------------------------------
4.   Statement for Month/Year

February 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)

================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chairman, CEO, Secretary, Treasurer
          -----------------------------------
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                          4.                          5.             6.
                                                          Securities Acquired (A)     Amount of      Owner-
                                             3.           or Disposed of (D)          Securities     ship
                                             Trans-       (Instr. 3, 4 and 5)         Benefi-        Form:       7.
                               2.            action       -----------------------     cially         Direct      Nature of
1.                             Transaction   Code                                     Owned at End   (D) or      Indirect
Title of Security              Date          (Instr. 8)              (A)              or Month       Indirect    Beneficial
(Instr. 3)                     (Month/       ----------              or               (Instr. 3      (I)         Ownership
                               Day/Year)     Code  V      Amount     (D)   Price      and 4)         (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                           52,000           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                          629,255           I        By Spouse(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   2/21/02        X           530,720     A    $3.14                        I        By LP(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   2/21/02        P             1,500     A    $3.14      951,709           I        By LP(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                           13,826           I        By LLC(1)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                           45,613           I        By Minor Children
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                      (Over)
                                                             SEC 1474 (3-99)

                                     1 of 2

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                 10.
                                                                                                          9.    Owner-
                                                                                                        Number  ship
                                                                                                        of     Form
                    2.                                                                                  Deriv-  of
                    Conver-                    5.                              7.                       ative  Deriv-   11.
                    sion                       Number of                     Title and Amount           Secur- ative    Nature
                    or                         Derivative   6.               of Underlying     8.       ities  Secur-   of
                    Exer-             4.       Securities   Date             Securities        Price    Bene-  ity:     In-
                    cise     3.       Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed  Expiration Date  ----------------  Deriv-   Owned    (D) or   Bene-
1.                  of       action   Code     of(D)        (Month/Day/Year)          Amount  ative    at End   In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,   ----------------          or      Secur-   of       direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)     Date    Expira-           Number  ity      Month    (I)      ship
Security            Secur-   Day/     ------   -----------  Exer-   tion              of      (Instr.  (Instr.  (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)   cisable Date     Title    Shares  5)       4)       4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Stock Options       $4.53    9/30/99     A    630,000      (4)      9/30/09  Common   630,000 $4.53    630,000   D
(right to buy)                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Call Options        $3.14    2/21/02     X         530,720 10/16/01 2/21/02  Common   530,720 (5)        0       D
(right to buy)                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of said securities for purposes of Section 16 or for any other purpose.

(2) These securities are held by TTMM, LP, a partnership controlled by the spouse of the Reporting Person.

(3) These securities are held by WM Starlight Investments, LLC, a limited liability company. The Reporting Person's spouse is the managing member and owner of WM Starlight Investments, LLC.

(4)  Vest 1/4 per year.

(5) On October 16, 2001, the Reporting Person entered into a series of separate but substantially identical Put/Call Option and Voting Agreements with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a Stockholder, and collectively, the "Stockholders"). Pursuant to each Put/Call Option and Voting Agreement, each Stockholder granted to the Reporting Person a call option to purchase all of the shares of Common Stock held by such Stockholder, numbering 1,009,954 in the aggregate at $3.40 per share (subject to adjustment as provided in the Put/Call Option and Voting Agreements). In consideration for granting the call option to the Reporting Person, the Reporting Person paid to each Stockholder $0.10 per share. Pursuant to the Put/Call Option and Voting Agreement, the Registrant granted each Stockholder a conditional put option to sell to the Registrant all of the shares of Common Stock held by such Stockholder, numbering 1,009,954 in the aggregate at $3.40 per share (subject to adjustment as provided in the Put/Call Option and Voting Agreement) in the event that the Company redeems, repurchases or otherwise acquires any shares of the Common Stock other than by means of a redemption, repurchase or acquisition available to the Stockholder on terms at least as favorable to the Stockholder as the most favorable terms available to the other stockholders of the Company. On January 11, 2002, the Reporting Person, elected to exercise his options to purchase an aggregate of 479,234 shares of Common Stock at $3.14 per share. Prior to the closing, which occurred on January 15, 2002, Mr. Wiederhorn assigned his right to receive, and delegated his obligation to pay for 319,489 shares of the Common Stock that the Reporting Person elected to purchase to TTMM, LP and 159,745 shares of the Common Stock that the Reporting Person elected to purchase to Robert Rosen. Upon the closing of the purchase, which occurred on January 15, 2002, there were no remaining call options under the Put/Call Option Agreements with B.P. Institutional Partners, L.P., Orin Kramer, and the Leon & Toby Cooperman Foundation. On January 31, 2002, the Reporting Person entered into amendments to the Put/Call Option and Voting Agreements with each of Boston Provident Partners, L.P., Watchung Road Associates, L.P. and Cobalt Management, Inc. (the "Remaining Stockholders"). Pursuant to the amendments, the exercise period was extended until February 21, 2002 and the Reporting Person agreed to pay the sum of $.05 per subject share and granted the Remaining Stockholders a put option to require the Reporting Person to purchase each Remaining Stockholder's subject shares. Each of the Remaining Stockholders exercised its put option for all of its subject shares (an aggregate of 530,720) on or prior to February 18, 2002 and the Reporting Person assigned his obligations to purchase the subject shares to TTMM, LP on February 21, 2002.




/s/    Andrew A. Wiederhorn                                          3/11/02
=============================================            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


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